MADISON MARQUETTE SECURITIES, LLC

Financial Statements

December 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66775

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Madison Marquette Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 High Street, Suite 410
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joshua Anderson	206-479-8910	Josh.Anderson@MadisonMarquette.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP
(Name – if individual, state last, first, and middle name)

53 State Street, 17th Floor	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, JOSHUA ANDERSON, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MADISON MARQUETTE SECURITIES, LLC, as of DECEMBER 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

2/14/2023

PAULA E HAMER
NOTARY PUBLIC
STATE OF WASHINGTON
MY COMMISSION EXPIRES
10/27/2025

Paula E. Hamer
Notary Public

Signature: Joshua Anderson

Title: Chief Compliance Officer

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MADISON MARQUETTE SECURITIES, LLC

December 31, 2022

Table of Contents

	Page(s)
Report of Independent Registered Public Accounting Firm	1–2
Financial Statements:	
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Member's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7–11
Supplemental Information	
Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	12
Schedule II – Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission	13
Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission	14
Report of Independent Registered Public Accounting Firm on Review of Exemption Report	15
Exemption Report	16

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Madison Marquette Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Madison Marquette Securities, LLC (the "Company") as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

Marcum LLP

Boston, MA
February 28, 2023

MADISON MARQUETTE SECURITIES, LLC

Statement of Financial Condition

December 31, 2022

Assets		
Cash and cash equivalents	$	139,611
Accounts receivable		212,500
Other assets		16,880
Total assets	$	368,991
Liabilities and Member's Equity		
Liabilities:		
Due to related party		1,168
Accounts payable and other liabilities		6,798
Total liabilities		7,966
Member's Equity:		361,025
Total liabilities and member's equity	$	368,991

The accompanying notes are an integral part of these financial statements

MADISON MARQUETTE SECURITIES, LLC

Statement of Income

Year ended December 31, 2022

Revenue:	
Commissions	$ 1,076,026
Total revenue	1,076,026
Operating expenses:	
Employee compensation and benefits	100,084
Management fees and allocated corporate overhead	150,000
Professional and regulatory	60,019
General and administrative	84,403
Travel and entertainment	1,678
Credit loss expense	288,148
Total operating expenses	684,332
Net income	$ 391,694

The accompanying notes are an integral part of these financial statements

MADISON MARQUETTE SECURITIES, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2022

Balance at January 1, 2022	$	1,079,331
Contributions from member		140,000
Distributions to member		(1,250,000)
Net income		391,694
Balance at December 31, 2022	$	361,025

The accompanying notes are an integral part of these financial statements

MADISON MARQUETTE SECURITIES, LLC

Statement of Cash Flows

Year ended December 31, 2022

Cash flows from operating activities:		
Net income	$	391,694
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in operating assets and liabilities:		
Accounts receivable		776,321
Other assets		103
Due to related party		(165,254)
Accounts payable and other liabilities		136,798
Net cash provided by operating activities		1,139,662
Cash flows from financing activities:		
Distributions to member		(1,250,000)
Net cash used in financing activities		(1,250,000)
Net change in cash and cash equivalents		(110,338)
Cash and cash equivalents, beginning of year		249,949
Cash and cash equivalents, end of year	$	139,611
Supplemental disclosure of noncash financing activity:		
Contributions from member	$	140,000

The accompanying notes are an integral part of these financial statements

(1) Organization

Madison Marquette Securities, LLC (the "Company"), a Massachusetts limited liability company, was formed on November 24, 2004 (formerly named Roseview Securities, LLC) by Roseview Capital Partners, LLC ("RCP") as the Company's sole equity member. On December 7, 2017, RCP transferred 100% of its equity membership interest in the Company to The Roseview Group, LLC ("TRG"), making TRG the sole member of the Company. On July 12, 2019, TRG merged into Madison Marquette Realty Group, LLC (the "Parent"), making the Parent the sole member of the Company. There were no changes to the Company as a result of the merger of TRG and the Parent.

The Company completed a broker dealer name change from Roseview Securities, LLC to Madison Marquette Securities, LLC in the year ended December 31, 2021.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The primary activity of the Company is to provide investment banking services, which include investment advisory services and to facilitate capital raising activities for private placement investments throughout the United States of America. The Company does not carry any margin accounts, nor maintain possession or control of any customer funds or securities, and does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to earning placement fee commissions for obtaining suitable investors for customers' real estate investment private placements.

(2) Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

(b) Use of Estimates

The preparation of financial statements in accordance with GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with original maturities of three months or less from the purchase date to be cash equivalents.

(Continued)

(d) *Accounts Receivable and Allowance for Credit Loss*

The Company follows the Financial Accounting Standard Board's ("FASB") Accounting Standard Update ("ASU") 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. This guidance requires entities to use a current expected credit loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flows that the entity does not expect to collect from financial assets measured at amortized cost within the scope of the standard. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

For the year ended December 31, 2022, the Company wrote off accounts receivable of $288,148 to credit loss expense that were originally recognized as revenue in 2021 but deemed uncollectible in 2022. The credit loss relates to a sole agreement. There is no history of credit losses prior to this agreement and the Company does not anticipate any additional credit losses going forward due to the assessed collectability of the current contracts. The Company does not consider an allowance for credit loss as necessary at December 31, 2022.

(e) *Expense Recognition*

Operating expenses are recognized as incurred.

(f) *Revenue Recognition*

The Company recognizes revenue from contracts with customers in accordance with FASB ASC Topic 606, *Revenue from Contracts with Customers*. Please see FN 3 for further detail.

(g) *Income Taxes*

The Company is organized a single-member a limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Under the tax regulations in the United States of America, generally partnerships and disregarded entities are not subject to entity-level federal or state income taxes. Accordingly, federal and state income taxes have not been provided for in the accompanying financial statements. Each member is allocated a share of the Company's operating income and losses based on the Company's operating agreement and each member is responsible for reporting its allocable share of the Company's taxable income, gains, losses, deductions, and credits in its tax return. Accordingly, the accompanying financial statements do not reflect a provision for income taxes. Certain states and local jurisdictions do subject the Company to entity-level taxation as a limited liability company.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. To the extent there are any interest and penalties associated with unrecognized tax positions, the Company's policy is to classify these as general and administrative expenses in the accompanying statement of income. The Company assessed its tax positions for all preceding three open tax years for all applicable jurisdictions. Based on the analysis, the Company concluded no material uncertain tax positions to be recorded at this time. The Company is

subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2019.

(3) Revenue from Contracts with Customers

(a) Significant Judgments

Revenue from contracts with customers includes commission income and consulting fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

All of the Company's revenue from contracts with customers recognized during the year ending December 31, 2022 were from commission income where the performance obligations were satisfied at a point in time during the reporting period. The Company does not have any contract assets or contract liabilities as of December 31, 2022. Customer receivables equaled $212,500 at December 31, 2022.

(b) Commissions

The Company earns placement fee commissions for obtaining suitable investors for customers' real estate investment private placement. Each time an investor agrees to commit equity to a specific customer's real estate investment private placement, the Company charges a commission. Commissions are recorded on the date the investor contractually commits equity to a specific customer's real estate investment private placement which is when the Company believes the performance obligation is satisfied.

(c) Consulting Fees

The Company provides advisory and consulting services to customers in conjunction with assisting the customer with its real estate investment private placement as well as to customers not currently pursuing a real estate investment private placement. Consulting fees are recorded at such time as the performance under the consulting agreement is completed. There were no consulting fees earned as of December 31, 2022.

(d) Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source for the year ending December 31, 2022:

Revenue from contracts with customers		
Commissions	$	1,076,026
Total revenue from contracts with customers	$	1,076,026

(e) Disaggregated Revenue Receivable from Contracts with Customers

The following table presents the opening and closing balances of revenue receivable by major source:

Revenue receivable from contracts with customers		January 1, 2022	December 31, 2022
Commissions	$	988,821	212,500
Total revenue receivable from contracts with customers	$	988,821	212,500

(4) Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 ("SEA Rule 15c3-1"), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $131,645 which was $126,645 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 16.53 to 1.

(5) Related-Party Transactions

The Company receives all of its executive, compliance, and general operations support from individuals who are employed and compensated by the Parent. The Parent also provides for the payment of certain direct expenses incurred by the Company in its operations as applicable and reasonably deemed necessary or appropriate to carry on the business activities of the Company. Such expenses paid by the Parent on behalf of the Company are charged directly to the Company on a monthly basis in accordance with its Management and Expense Sharing Agreement. The Company is not responsible for paying any expenses for which the Parent is solely liable. Such expenses include, but are not limited to, office rents and occupancy costs, salaries, bonuses and benefits of employees of the Parent, insurance coverage, professional subscriptions and other professional fees, and printing, mailing, office supplies and equipment and information technology costs. During the year ended December 31, 2022, the Company incurred $151,232 for direct expenses of the Company paid for by the Parent.

Additionally, the Parent provides administrative and financial support, insurance, professional services, dues and subscriptions, office supplies and other resources on behalf of the Company. The Company compensates the Parent for these incurred expenses by paying a monthly management fee to the Parent. During the year ended December 31, 2022, the Company incurred $150,000 in management fees and allocated corporate overhead expense owed to the Parent.

In lieu of cash payments to the Parent for management fees and allocated corporate overhead expense and direct expenses, the Parent contributed non-cash equity totaling $140,000 during the year ended December 31, 2022.

As of December 31, 2022, the Company owed the Parent $1,168 related to direct expenses of the Company.

Prior to TRG merging into the Parent on July 12, 2019, the Company signed a contract with Madison Realty Corporation ("MRC") to provide consulting services to MRC. MRC is an affiliate of the Parent. No revenue from MRC was earned or received by the Company for the year ended December 31, 2022.

(6) Concentration of Credit Risk

The Company is engaged in various activities in which the counterparties primarily include other broker-dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not

fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

For the year ended December 31, 2022, the Company derived 49% of its revenue from one customer. This customer had no outstanding accounts receivable as of December 31, 2022. Two other customers accounted for 31% and 12% of the Company's revenue in 2022, respectively. The outstanding accounts receivable balances for the two other customers are $212,500 and zero, respectively, as of December 31, 2022.

The Company places its cash and cash equivalents in deposits with federally insured commercial banks. At times, such deposits may exceed the federally insured limits. The Company believes it mitigates credit risk by depositing cash in or investing through major financial institutions within the United States of America. At December 31, 2022, all of the Company's cash and cash equivalents were held at one financial institution.

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it does not believe the virus has had a negative effect on the Company's financial position and results of its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(7) Subsequent Events

Subsequent to December 31, 2022 and through February 28, 2023, the date through which management evaluated subsequent events and on which the financial statements were available to be issued, the Company did not identify any significant subsequent events requiring recognition or disclosure.

Supplemental Information

Schedule I

MADISON MARQUETTE SECURITIES, LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2022

Net capital:			
Total member's equity qualified for net capital	$	361,025	
Non-allowable assets:			
Accounts receivable		212,500	
Other assets		16,880	
Total non-allowable assets		229,380	
Net capital	$	131,645	
Aggregated indebtedness:			
Due to related party	$	1,168	
Accounts payable and other liabilities		6,798	
Total aggregated indebtedness	$	7,966	
Computation of net capital requirement:			
Minimum net capital required based on Aggregated Indebtedness	$	531	
Minimum dollar net capital requirement		5,000	
Net capital requirement:		5,000	
Excess net capital	$	126,645	
Excess net capital greater than 10% of liabilites or 120% of net capital requirement	$	125,645	
Percentage of aggregate indebtedness to net capital		6.05%	

See accompanying report of independent registered public accounting firm.

MADISON MARQUETTE SECURITIES, LLC

December 31, 2022

Schedule II

Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission

The reserve requirements pursuant to Rule 15c3-3 is not applicable as the Company does not and will not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

MADISON MARQUETTE SECURITIES, LLC

December 31, 2022

Schedule III

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

The information relating to possession or control requirements pursuant to Rule 15c3-3 is not applicable as the Company does not and will not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.